                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   December, 2000
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   RULE 8 DISCLOSURE
                                 -----------------

AMVESCAP PLC
497874
IMMEDIATE RELEASE  4 DECEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


                                                                 FORM 8.1/8.3

LODGED WITH COMPANY ANNOUNCEMENTS OFFICE AND THE PANEL. Use a separate form for each class of securities in which dealings have been made.

                         Date of disclosure   4 DECEMBER 2000

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE
ON TAKEOVERS AND MERGERS

Date of dealing      1 DECEMBER 2000

Dealing in ........ AMVESCAP PLC ...... (name of company)

(1)   Class of securities (e.g. ordinary shares) ORDINARY 25P SHARES

(2)   Amount bought              Amount sold            Price per unit
                                     5,000          (pounds sterling)11.94

In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 1 December 2000, Rothschild Trust (Cayman) Limited, the Trustee of the AMVESCAP Share Option Trust, sold 21,600 ordinary shares on behalf of participants of the AMVESCAP Executive Share Option Scheme. The Company was notified of these transactions on 1 December 2000.

Executive Directors of AMVESCAP PLC who are participants in the Share Option Schemes are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustee.

(3)   Resultant total of the same class owned or controlled
      (and percentage of class) ...... 19,891,626 .... (2.8%)

(4)   Party making disclosure ........ AMVESCAP PLC ................

(5)   EITHER   (a)   Name of purchaser/vendor (Note 1) ROTHSCHILD TRUST
                     CAYMAN LIMITED AS TRUSTEE OF THE AMVESCAP SHARE
      OR             OPTION TRUST.
               (b)   If dealing for discretionary client(s), name of
                     fund management organisation
         .............................................................

(6)   Reason for disclosure (Note 2)

      (a)  associate of    (i)    offeror (Note 3)            YES
                           (ii)   offeree company             NO
      Specify which category or categories of associate (1-8
      overleaf) ...................  8  ...........................

      If category (8), explain ....................................

      (b)  Rule 8.3 (i.e. disclosure because of ownership or control    YES
           of 1% or more of the class of relevant securities dealt in)

Signed, for and on behalf of the party named in (4) above       A. TULLY

(Also print name of signatory) ........ANGELA TULLY...............

Telephone and extension number 020 7454 3652......................

                       ----------------------------------

Note 1 Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, e.g. where an owner normally acts on instructions of a controller.
Note 2 Disclosure might be made for more than one reason; if so, state all reasons.
Note 3   Specify which offeror if there is more than one.
Note 4 When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8 ........................
         ......................................................................
Note 5 It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6 In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No:
020 7638 0192.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 4 December, 2000                      By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary